Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2008	2007	2006	2005	2004
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$325.9	$320.8	$302.7	$273.9	$250.4
Fixed charges	44.0	24.5	23.1	21.2	20.6
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pretax income of subsidiaries that have not incurred fixed charges(2)	(0.2)	(1.0)	(1.2)	(1.3)	—

Total	$370.1	$346.3	$327.0	$296.4	$271.0

Fixed charges:
Interest expense	$31.3	$12.4	$1.7	$1.5	$0.7
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(1)	12.7	12.1	21.4	19.7	19.9
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total	$44.0	$24.5	$23.1	$21.2	$20.6

Ratio of Earnings to Fixed Charges	8.4	14.2	14.2	14.0	13.2

(1)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.

(2)	Represents the Company’s share of losses from its joint venture with the Tokyo Stock Exchange.